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FORM 4

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligation may continue. See instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     General Electric Company
     3135 Easton Turnpike
     Fairfield, CT 06431

2.   Issuer Name and Ticker or Trading Symbol

     Advanced Lighting Technologies, Inc. (ADLT)

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     December 2000

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( ) Director                         (x) 10% Owner
     ( ) Officer (give title below)       ( ) Other (specify below)



7.   Individual or Joint/Group Filing (Check Applicable Line)

     (x) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of Security    2. Trans-     3. Trans-       4. Securities                     5. Amount of   6. Ownership    7. Nature of
   (Instr. 3)              action        action          Acquired (A) or                   Secur-         Form:           Indirect
                           Date          Code            Disposed of (D)                   ities          Direct (D)      Beneficial
                          (Month/        (Instr.         (Instr. 3, 4                      Benefici-      or              Ownership
                           Day/          8)              and 5)                            ally           Indirect        (Instr. 4)
                           Year)                                                           Owned at       (I)
                                                                                           End of         (Instr. 4)
                                                                                           Month
                                                                                           (Instr.
                                                                                           3 and 4)

                                      Code       V    Amount      (A) or (D)   Price


Common Shares,
$.001 par value         12/18/2000    C               998,703     A            Note 1      1,429,590          I              Note 2


Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.


Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Conversion   3. Transaction   4. Transaction   5. Number of        6. Date
   Security                 or Exercise     Date             Code             Derivative          Exercisable
   (Instr. 3)               Price of        (Month/          (Instr. 8)       Securities          and
                            Derivative      Day/Year)                         Acquired (A)        Expiration
                            Security                                          or Disposed         Date
                                                                              of (D)              (Month/
                                                                              (Instr. 3, 4,       Day/Year)
                                                                              and 5)
                                                                                               ----------------
                                                              Code      V     (A)  (D)         Date     Expira-
                                                                                               Exer-    tion
                                                                                               cisable  Date
----------------------   --------------- --------------    -------   ------  ----- ----        ------- --------
Series A1 Warrants to    $0.01 per share 12/18/2000            M                    1          Immed-  9/30/2009
Purchase Common Shares                                                                         iate
of Advanced Lighting
Technologies, Inc.


Table II (continued)

7. Title and Amount       8. Price of Derivative   9. Number of Derivative  10. Ownership Form of        11. Nature of Indirect
of Underlying Securities  Security (Instr. 5)      Securities Beneficially  Derivative Security          Beneficial Ownership
                                                   Owned at End of Month    Direct (D) or Indirect (I)   (Instr. 4)
                                                   (Instr. 4)               (Instr. 4)

Title           Amount or
                Number of
                Shares
Common Shares,  1,000,000   $5,000,000                       0                         I                     Note 2
$.001 par value


Explanation of Responses:

Note 1: The securities were acquired pursuant to the exercise of a warrant to acquire 1,000,000 Common Shares at an exercise price of $0.01 per share. Pursuant to the terms of the warrant, the reporting person acquired the securities by surrendering to the issuer the right to receive that number of Common Shares having an aggregate current market price equal to the aggregate exercise price.

Note 2: Securities held by wholly owned subsidiary.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




       /s/ Robert E. Healing                                 January 9, 2001
       -------------------------------                       ---------------
       **Signature of Reporting Person                              Date